EXHIBIT 20.4

BLIZZARD GENOMICS, INC.
(A Development Stage Company)

CONDENSED BALANCE SHEETS

	September 30, 2002	December 31, 2001

	(Unaudited)
ASSETS
Current assets:
Cash	$118,707	$947,622
Prepaid expense	4,279	—

Total current assets	122,986	947,622
Property and equipment, net	14,513	12,599
Patent costs	—	58,983
Lease deposit	—	1,920
Other assets, net of accumulated amortization of $2,553 and $1,856, respectively	2,089	2,786

Total assets	$139,588	$1,023,910

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$219,717	$99,434
Accounts payable – shareholder	116,514	90,863
Other liabilities	83,726	2,500

Total current liabilities	419,957	192,797
Convertible notes payable	100,000	—
Stockholders’ equity:
Common stock, no par value, 10,000,000 shares authorized;3,251,109 issued and outstanding	2,284,419	2,071,092
Deficit accumulated during the development stage	(2,664,788)	(1,239,979)

Total shareholders’ equity	(380,369)	831,113

Total liabilities and shareholders’ equity	$139,588	$1,023,910

See accompanying notes.

BLIZZARD GENOMICS, INC.
(A Development Stage Company)

CONDENSED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30		December 1, 1999 (Inception) to September 30, 2002

	2002	2001	2002	2001

Revenues	$—	$—	$—	$—	$—
Expenses:
Research and development	284,356	91,463	767,436	132,584	1,661,026
Marketing	13,906	5,000	43,411	5,000	72,464
General and administrative	164,458	77,824	619,078	155,078	1,001,304

Total expenses	462,720	174,287	1,429,925	292,662	2,734,794

Loss before other income	(462,720)	(174,287)	(1,429,925)	(292,662)	(2,734,794)
Other income – interest income	293	12,799	5,116	48,392	70,006

Net loss	$(462,427)	$(161,488)	$(1,424,809)	$(244,270)	$(2,664,788)

See accompanying notes.

BLIZZARD GENOMICS, INC.
(A Development Stage Company)

CONDENSED STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine Months Ended September 30,		December 31, 1999 (Inception) to September 30, 2002

	2002	2001

Cash flows from operating activities:
Net loss	$(1,424,809)	$(244,270)	$(2,664,788)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,688	1,378	7,421
Research and development from issuance of common stock	—	—	400,000
Write-off of sublicense agreement costs	58,983	—	90,863
Compensation from issuance of stock options	213,327	—	239,263
Net changes in assets and liabilities	224,801	45,390	322,674

Total adjustments	500,799	46,768	1,060,221

Net cash used in operating activities	(924,010)	(197,502)	(1,604,567)
Cash flows from investing activities:
Purchase of property and equipment	(4,905)	(27,918)	(17,111)
Payment for other assets	—	—	(2000)

Net cash used in investing activities	(4,905)	(27,918)	(19,111)
Cash flows from financing activities:
Payment on due to shareholder	—	—	(2,659)
Proceeds from convertible note payable	100,000	—	100,000
Proceeds from issuance of common stock	—	—	1,645,044

Net cash provided in financing activities	100,000	—	1,742,385

Net decrease in cash	(828,915)	(225,420)	118,707
Cash at beginning of period	947,622	1,548,164	—

Cash at end of period	$118,707	$1,322,744	$118,707

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$—	$—	$—

See accompanying notes.

BLIZZARD GENOMICS, INC.
(A Development Stage Company)

NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Period from December 1, 1999 (Inception) to September 30, 2002
(Unaudited)

NOTE 1 – OVERVIEW

Blizzard Genomics, Inc. ( “Blizzard” or the Company ) is a development-stage Minnesota Corporation incorporated on December 1, 1999. The Company, pursuant to an exclusive worldwide sublicense agreement, participates in the design, development and eventual marketing and selling of instrumentation used in genomics research.

The accompanying condensed financial statements are unaudited, but include all adjustments, consisting of normal recurring entries, which the Company’s management believes to be necessary for a fair presentation of the periods presented.  The interim results of operations are not necessarily indicative of the results that may occur for the full fiscal year.  The financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2001.

NOTE 2 – SIGNIFICANT EVENTS

During the third quarter of 2002, the Company entered into two convertible note payable agreements for a total of $100,000.  The first convertible note with the SOTA TEC Fund generated $50,000 cash for the Company on September 10, 2002. SOTA TEC also received 16,667 stock warrants in this transaction.  The second convertible note with a local investor generated $50,000 cash for the Company on September 30, 2002. This investor also received 16,667 stock warrants in this transaction.

On October 23, 2002, the Company received a second $50,000 convertible note payable installment from SOTA TEC. $26,644 of these proceeds were paid directly to the University of Minnesota as payment for the continued development of the DNA Chip System being developed by the University on behalf of the Company. The balance of $23,356 was paid to the Company and used as working capital to fund product development. This transaction also included the issuance of 16,666 stock warrants for SOTA TEC.

NOTE 3 – ACCRUED LIABILITIES & ACCOUNTS PAYABLE

To preserve cash for product development purposes, the Company has deferred $15,000 in Consulting fees which will be paid upon the next round of financing. The Company also accrued a $17,000 bonus for one officer to be paid upon achieving certain milestones. The required milestones to earn the $17,000 bonus were not achieved and the bonus accrual was reversed in the fourth quarter of 2002.

Additionally to conserve cash for product development purposes, the salary for the President of the Company was deferred in September 2002. This deferred compensation of $10,000 will be paid upon the next round of funding. Also in September 2002 the Company began deferring a large part of the accounts payable due to the genomics product development company. As of September 30, 2002 this company was owed $163,000 by Blizzard.

NOTE 4 – LIQUIDITY AND CAPITAL RESOURCES

The Company must secure additional financing in the near future to continue as a going-concern. As of September 30, 2002, the Company’s current liabilities exceeded current assets by $297,000   The Company has $119,000 in cash as of September 30, 2002. It is expected these cash balances will be fully exhausted by the first quarter of 2003. Management is currently seeking to raise $2.0 million in additional investment capital during the first quarter of 2003 along with entering into a partnering agreement for manufacturing and distribution.